Exhibit 99.1

AuRico Gold Announces Election of Directors

TORONTO, May 7, 2015 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") announced the results of the vote for the election of Directors held at the Annual and Special Meeting of Shareholders on May 7, 2015. Detailed results are presented below.

Nominee	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Alan R. Edwards	167,185,883	98.96	1,762,057	1.04
Richard M. Colterjohn	168,379,705	99.66	568,235	0.34
Mark J. Daniel	168,280,296	99.60	667,644	0.40
Patrick D. Downey	168,354,194	99.65	593,746	0.35
Scott G. Perry	168,362,624	99.65	585,316	0.35
Ronald E. Smith	168,341,261	99.64	606,679	0.36
Joseph G. Spiteri	168,345,717	99.64	602,223	0.36
Janice A. Stairs	168,348,510	99.65	599,430	0.35

The formal report on voting results with respect to all matters voted upon at the Meeting will also be filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at www.sec.gov.

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Project in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information: please visit the AuRico Gold website at www.auricogold.com or contact: Rob Chausse, Executive Vice President & Chief Financial Officer, AuRico Gold Inc., 1-647-260-8880; Anne Day, Vice President, Investor Relations and Communications, AuRico Gold Inc., 1-647-260-8880

CO: AuRico Gold Inc.

CNW 16:12e 07-MAY-15